Contact

www.linkedin.com/in/
allysondowney (LinkedIn)
www.stellarreviews.com
(Company)
www.allysondowney.com
(Personal)
www.herestheplanbook.com
(Personal)

Top Skills

E-commerce

Consumer Insight

Product Reviews

Publications

How To Decide How Connected You
Want To Be On Maternity Leave

The Many, Many Problems with the
"Meternity Leave" Argument

Why Becoming Parents Make
People Better Employees

What You Can Do If Your Company
Doesn't Have a Maternity Leave
Policy

How to Negotiate to Get the Parental
Leave You Want

Allyson Downey

CEO of Stellar
Boulder, Colorado, United States

Summary

Allyson Downey is an entrepreneur, MBA, writer, and keynote
speaker who has built a career on the power of trusted advice. She
is the CEO of Stellar, which helps brands increase sales by 40%
by building an authentic, honest base of consumer reviews for their
product launches.

In 2013, she launched weeSpring, a Techstars-backed startup that
helps new and expecting parents collect advice from their friends
about what they need for their baby. weeSpring has received
accolades from TechCrunch, Mashable, CNBC, and the Daily Mail,
and it was heralded as "Yelp for baby products" by InStyle magazine.

She is also the author of Here's the Plan: Your Practical, Tactical
Guide to Advancing Your Career During Pregnancy and Parenthood,
the pregnancy and parenting guide to your professional life. Her
writing has been featured in The Atlantic, Time, Fortune, Fast
Company, the Wall Street Journal, and others, and she has
appeared on ABC World News Now, Power Pitch on CNBC, and
other outlets.

Allyson has an MBA from Columbia Business School, an MFA from
Columbia University's School of the Arts, and a BA from Colby
College.

https://stellarreviews.com
http://www.allysondowney.com
http://www.herestheplanbook.com

Twitter: @allysondowney
Instagram: @stellarreviews / @stellarreviewers

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Experience

Meta Angels
Co-Founder
November 2021 - Present (1 year 6 months)

Stellar Reviews
CEO
October 2014 - Present (8 years 7 months)
Boulder, CO

We believe that authentic consumer reviews are the most efficient, effective way for brands to build trust with consumers. Stellar sources reviewers who have an intrinsic desire to share honest feedback, and then we use a data-driven approach to match people with products they'll love. We then place the reviews on the retailers sites where they'll make the most impact for our clients, which include CPGs like DanoneWave, Philips, Newell, Honest, and more.

Tot Squad
Board Member
April 2020 - Present (3 years 1 month)

Trust & Will
Advisor
June 2018 - Present (4 years 11 months)

Techstars
Mentor - Techstars Anywhere
February 2017 - Present (6 years 3 months)

Hachette Book Group
Author - Here's the Plan: Your Practical Tactical Guide to Advancing Your Career During Pregnancy
March 2015 - Present (8 years 2 months)

For many women in their 20's and 30's, the greatest professional hurdle they'll need to overcome has little to do with their work life. The most focused, confident, and ambitious women can find themselves derailed by a tiny little thing: a new baby. Here's the Plan offers an inspiring roadmap for working mothers steering their careers through the parenting years. Author Allyson Downey—founder of weeSpring, the "Yelp for baby products," and mother of two young children—advises readers on all practical aspects of ladderclimbing while parenting, such as negotiating leave, flex time, and promotions. For more information, visit www.herestheplanbook.com.

weeSpring, Inc.
CEO and founder
2012 - Present (11 years)
Boulder, Colorado, United States

weeSpring connects parents to the products their friends are recommending. Since launching in January 2013, weeSpring has quickly become the go-to resource for parents seeking trusted recommendations on what to buy for their family, from strollers and pacifiers to sippy cups and scooters — and beyond. Hailed by InStyle Magazine and CNBC as "Yelp for baby products," weeSpring is changing the way people prepare for parenthood.

New Leaders
Executive Director
November 2011 - March 2013 (1 year 5 months)
New York, NY

Built a national pipeline of individual funders, growing individual fundraising by 83% for FY2012. Conceptualized and rolled-out a national leadership award to 500+ principals to re-engage the New Leaders community, receiving grant applications from 20% of alumni. Launched New Leaders' first grassroots fundraising campaign to raise brand awareness, resulting in more than 350 new contributors during a month-long campaign (a 1150% increase over the previous year).

Credit Suisse
Private Banking
July 2010 - November 2011 (1 year 5 months)

Solicited and developed client relationships across industries and geographies, targeting high net worth and ultra high net worth individuals. Advised entrepreneurs, top executives, and wealthy families on investment strategy, providing comprehensive solutions ranging from asset allocation to estate planning, including tax-advantaged philanthropic vehicles such as family foundations, donor-advised funds, and charitable trusts.

Spitzer 2010
Managing Director
January 2007 - March 2008 (1 year 3 months)

Led a full-time staff of six and a team of five consultants. Managed all aspects and functions of a
political organization, including compliance, strategic planning, budgeting, and financial projections. Formulated and executed a fundraising and communications strategy to broaden our target base and educate supporters about current political and governmental initiatives. Raised more than $8 million for Democratic causes in 2007, exceeding targets by 30%. Developed and launched an interactive website. Conceptualized a brand, identified a target audience, and created innovative tools to build an active community of online supporters.

Inauguration 2007
Inaugural Director
November 2006 - January 2007 (3 months)

Directed a functionally-diverse team of more than twenty people to produce a public "people's
inauguration" for 10,000 people in less than eight weeks. Produced an on-budget series of events including an outdoor inauguration ceremony, a Taste of New York food festival, and a rock concert with James Taylor, Natalie Merchant, and Jimmy Fallon.

Spitzer 2006
Finance Director
November 2004 - December 2006 (2 years 2 months)

Analyzed historical campaign finance data to identify and target new fundraising constituencies from across New York State and developed an outreach plan to cultivate these individuals. Established a statewide coalition of business leaders, building an infrastructure for an Upstate, Hudson Valley, and Long Island fund-raising apparatus that raised more than $5 million. Spearheaded a Women for Spitzer grassroots organization that engaged thousands of women who
collectively raised more than $1 million.

Samara Barend for Congress
Finance Director
June 2004 - November 2004 (6 months)

Random House
Editorial Assistant
April 2003 - June 2004 (1 year 3 months)

Education

Columbia University - Columbia Business School
MBA · (2009 - 2010)

Columbia University
MFA, Writing · (2001 - 2003)

Colby College
Bachelor of Arts (BA), English · (1997 - 2001)